GRASIM

ADITYA BIRLA GROUP

082-03322

[redacted]

08002148

March 31, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Employees Stock Option Scheme -2006 (ESOS 2006)

This is to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has cancelled 24,920 Stock Options granted earlier to some of the eligible employees of the Company in terms of ESOS 2006.

Thanking you,

Yours faithfully,

PROCESSED
APR 30 2008
THOMSON REUTERS

SEC Mail
Mail Processing
Section
APR 21 2008
Washington, DC
106

Ashok Malu
Company Secretary

Dlw 4/28

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

April 2, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Company has commenced its new 1.30 million TPA Grinding Unit at Dadri (U.P.)

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)